SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 20, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 20, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”), through Donoussa Shipping Corporation and Schinousa Shipping Corporation, its wholly-owned subsidiaries, entered into a term loan facility agreement (the “Facility Agreement”) of up to $40.3 million (divided in two tranches of $20.15 million each) with HSH Nordbank AG as lender and agent (the “Agent”), to partially finance the purchase price of two newbuilding chemical tanker vessels. Each tranche of the facility is repayable in 28 equal quarterly installments of $0.31 million each with a final balloon payment of $11.3 million to be repaid on the last repayment date. The maturity date of each advance is the date falling seven years after the date on which such advance is made under the Facility Agreement. The loan bears interest at LIBOR plus 320 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with. The Facility Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 27, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement between Navios Maritime Acquisition Corporation and HSH Nordbank AG dated August 20, 2013